Micro-Cap Fund 5/31/00
Semi-Annual Form NSAR


Sub-Item 77D:  Policies with respect to security investments (Y)

(a) None.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) Effective March 13, 2000, the registrant may invest in stocks of companies with market values of $500 million or less at the time of investment (the registrant's prior maximum market capitalization requirement was $300 million).